WEARABLE HEALTH SOLUTIONS, INC.

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES D CONVERTIBLE PREFERRED STOCK

PURSUANT TO SECTION 78 OF THE

NEVADA REVISED STATUTES

The undersigned, Chief Executive Officer of Wearable Health Solutions, Inc., a Nevada corporation (the “Corporation”) DOES HEREBY CERTIFY that the following resolutions were duly adopted by the Board of Directors of the Corporation by unanimous written consent on June 23, 2016;

WHEREAS, the Board of Directors is authorized within the limitations and restrictions stated in the Articles of Incorporation of the Corporation, as amended (the “Articles”), to provide by resolution or resolutions for the issuance of shares of Preferred Stock, par value $0.000l per share, of the Corporation, in such series and with such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions as the Corporation’s Board of Directors shall fix by resolution or resolutions providing for the issuance thereof duly adopted by the Board of Directors; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to authorize and fix the terms of a series of Preferred Stock and the number of shares constituting such series.

NOW, THEREFORE, BE IT RESOLVED:

Section 1. Designation and Authorized Shares. The Corporation shall be authorized to issue 500,000 shares of Series D Preferred Stock, par value $0.0001 per share (the “Series D Preferred Stock”).

Section 2. Stated Value. Each share of Series D Preferred Stock shall have a stated value of one-ten thousandth ($0.0001) of one cent (the “Stated Value”).

Section 3. Liquidation.

(a) Upon the liquidation, dissolution or winding up of the business of the Corporation, whether voluntary or involuntary, each holder of Series D Preferred Stock shall be entitled to receive, for each share thereof, out of assets of the Corporation legally available therefor, a preferential amount in cash equal to (and not more than) the $.10 per share. All preferential amounts to be paid to the holders of Series D Preferred Stock in connection with such liquidation, dissolution or winding up shall be paid before the payment or setting apart for payment of any amount for, or the distribution of any assets of the Corporation to the holders of (i) any other class or series of capital stock whose terms expressly provide that the holders of Series D Preferred Stock should receive preferential payment with respect to such distribution (to the extent of such preference) and (ii) the Corporation’s common stock (the “Common Stock”). If upon any such distribution the assets of the Corporation shall be insufficient to pay the holders of the outstanding shares of Series D Preferred Stock (or the holders of any class or series of capital stock ranking on a parity with the Series D Preferred Stock as to distributions in the event of a liquidation, dissolution or winding up of the Corporation) the full amounts to which they shall be entitled, such holders shall share ratably in any distribution of assets in accordance with the sums which would be payable on such distribution if all sums payable thereon were paid in full.

(b) Any distribution in connection with the liquidation, dissolution or winding up of the Corporation, or any bankruptcy or insolvency proceeding, shall be made in cash to the extent possible. Whenever any such distribution shall be paid in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors of the Corporation.

Section 4.  Conversion.

           (a) Conversion Right. Each holder of Series D Preferred Stock may, from time to time, convert any or all of such holder’s shares of Series D Preferred Stock into fully paid and non-assessable shares of Common Stock in an amount equal to one hundred shares of Common Stock for each one share of Series D Preferred Stock surrendered (the “Converted Common Stock”).

           (b) Conversion Procedure. In order to exercise the conversion privilege under this Section 4, the holder of any shares of Series D Preferred Stock to be converted shall give written notice to the Corporation at its principal office that such holder elects to convert such shares of Series D Preferred Stock or a specified portion thereof into shares of Common Stock as set forth in such notice. At such time as the certificate or certificates representing the Series D Preferred Stock which has been converted are surrendered to the Corporation, the Corporation shall issue and deliver a certificate or certificates representing the number of shares of Common Stock determined pursuant to this Section 4. In case of conversion of only a part of the shares of Series D Preferred Stock represented by a certificate surrendered to the Corporation, the Corporation shall issue and deliver a new certificate for the number of shares of Series D Preferred Stock which have not been converted. Until such time as the certificate or certificates representing Series D Preferred Stock which has been converted are surrendered to the Corporation and a certificate or certificates representing the Common Stock into which such Series D Preferred Stock has been converted have been issued and delivered, the certificate or certificates representing the Series D Preferred Stock which have been converted shall represent the shares of Common Stock into which such shares of Series D Preferred Stock have been converted. The Corporation shall pay all documentary, stamp or similar issue or transfer tax due on the issue of shares of Common Stock issuable upon conversion of the Series D Preferred Stock.

(c) Maximum Conversion. Notwithstanding anything to the contrary contained herein and subject to Section 4(d), a holder of shares of Series D Preferred Stock shall not be entitled to convert shares of Series D Preferred Stock if upon such conversion the number of shares of Common Stock to be received, together with the number of shares of Common Stock beneficially owned by the holder and its affiliates on the conversion date, would result in beneficial ownership by the holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock of the Corporation on such conversion date (the “Beneficial Ownership Limitation”).  For the purposes of the provision in the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13d-3 thereunder.  The holder shall have the authority and obligation to determine whether the restriction contained in this Section 4(c) will limit any conversion hereunder and to the extent that the holder determines that the limitation contained in this Section applies, the determination of the number of shares of Series D Preferred Stock that are convertible shall be the responsibility and obligation of the holder.    By written notice to the Company, any Holder may increase or decrease the Beneficial Ownership Limitation to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the 61st day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to such Holder sending such notice and not to any other Holder.

           (d) Waiver of Beneficial Ownership Limitation. If the holder was a party to that certain Securities Purchase Agreement by and between the Corporation and certain investors dated as of March 1, 2016, March 3, 2016 or June 2, 2016, the holder shall be entitled to, at its option, waive the Beneficial Ownership Limitation upon written notice to the Corporation pursuant to Section 5(o) of the Securities Purchase Agreement.

Section 5. Voting.

(a) Except as otherwise required by law or the conversion limitations of Section 4(c), the holders of shares of Series D Preferred Stock shall vote rights unless such matters directly affect the Series D Preferred Stock and in such event the holders of Series D of Series D Preferred Stock shall vote.

Section 6. Other Provisions.   The Corporation and its transfer agent, if any, for the Series D Preferred Stock may deem and treat the record holder of any shares of Series D Preferred Stock and, upon conversion of the Series D Preferred Stock, the Converted Common Stock, as reflected on the books and records of the Corporation as the sole true and lawful owner thereof for all purposes, and neither the Corporation nor any such transfer agent shall be affected by any notice to the contrary.

Section 7. Restriction and Limitations. Except as expressly provided herein or as required by law, so long as any shares of Series D Preferred Stock remain outstanding, the Corporation shall not, without the vote or written consent of the holders of at least a majority of the then outstanding shares of the Series D Preferred Stock, take any action which would adversely and materially affect any of the preferences, limitations or relative rights of the Series D Preferred Stock, including without limitation:

(A) Reduce the amount payable to the holders of Series D Preferred Stock upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, or change the relative seniority of the liquidation preferences of the holders of Series D Preferred Stock to the rights upon liquidation of the holders of any other capital stock in the Corporation; or

(B) Cancel or modify adversely and materially the voting rights as provided in Section 5 herein.

Section 8. Certain Adjustments.

(a) Stock Dividends and Stock Splits. If the Corporation, at any time while the Series D Preferred Stock is outstanding: (A) shall pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation pursuant to the Series D Preferred Stock), (B) subdivide outstanding shares of Common Stock into a larger number of shares, (C) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (D) issue by reclassification of shares of the Common Stock any shares of capital stock of the Corporations, each share of Series D Preferred Stock shall receive such consideration as if such number of shares of Series D Preferred Stock had been, immediately prior to such foregoing dividend, distribution, subdivision, combination or reclassification, the holder of one share of Common Stock. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(b) Fundamental Transaction. If, at any time while the Series D Preferred Stock is outstanding, (A) the Corporation effects any merger or consolidation of the Corporation with or into another Person, (B) the Corporation effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Corporation effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, upon any subsequent conversion of this Series D Preferred Stock, the holders of the Series D Preferred Stock shall have the right to receive, for each share of Common Stock that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been immediately prior to such Fundamental Transaction, the holder of one share of Common Stock.  For purposes hereof, “Person” shall mean any individual, entity or group within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Securities Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Designation this 23rd day of June, 2016.

WEARABLE HEALTH SOLUTIONS, INC.
By:	/s/ Ronnie Adams
Name:	Ronnie Adams
Title:	Chief Executive Officer